Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed combined and consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Intercont (Cayman) Limited (“Intercont” or the “Company”) was established under the laws of the Cayman Islands on July 4, 2023 as a holding company. The Company, through its subsidiaries (collectively, the “Group”), is currently principally engaged in time charter service and vessel management services business globally.

For the six months ended December 31, 2024 and 2023, our revenues were approximately $13.4 million and $12.4 million, respectively. For the six months ended December 31, 2024 and 2023, we had net income of approximately $0.9 million and $1.6 million, respectively.

Reorganization

For the purpose of this offering and the listing on Nasdaq Capital Market, a reorganization of our legal structure was completed on March 27, 2024. The reorganization involved the incorporation of the Company’s wholly-owned subsidiaries, Singapore Openwindow Technology Pte. Ltd. (“Openwindow”) and Fortune Ocean Holdings Limited (“Fortune Ocean”), and transferring five operating entities’ equity interest to Fortune Ocean.

Upon completion of the reorganization, the Company’s subsidiaries are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities
Fortune Ocean Holdings Limited (“Fortune Ocean”)	January 22, 2024	British Virgin Islands (“BVI”)	100%	Investment Holding
Top Wisdom Shipping Management Co., Limited (“Top Wisdom”)	February 1, 2013	Hong Kong	100%	Vessel management services
Top Moral Shipping Limited (“Top Moral”)	December 12, 2013	Hong Kong	100%	Time charter service
Top Legend Shipping Co., Limited (“Top Legend”)	March 6, 2013	Hong Kong	100%	Time charter service
Top Creation International (HK) Limited (“Top Creation”)	July 29, 2011	Hong Kong	100%	Time charter service
Max Bright Marine Service Co., Limited (“Max Bright”)	April 2, 2014	Hong Kong	100%	Time charter service
Singapore Openwindow Technology Pte. Ltd. (“Openwindow”)	July 28, 2023	Singapore	100%	Process of pulp, paper and paperboard

Since our businesses are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control. The above-mentioned transactions were accounted for as a recapitalization under common control. The combination of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the unaudited condensed combined and consolidated financial statements.

Key Factors that Affect Operating Results

The Group is engaged in the international maritime transportation business of providing time charter and vessel management services globally and primarily derives its revenue from time charter contracts and providing vessel management services. We believe the principal factors that affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Other key factors that will be fundamental to our business, future financial condition and results of operations include:

●	the demand for seaborne transportation services;

●	the ability of our commercial and chartering operations to successfully employ our vessels at economically attractive rates;

●	the effective and efficient technical management of our vessels; and

●	the strength of and growth in our customer relationships.

In addition to the factors discussed above, we believe certain specific factors will impact our combined results of operations. These factors include:

●	the charter hire earned by the vessels under our charters;

●	our access to capital required to acquire additional vessels and/or to implement our business strategy;

●	our ability to sell vessels at prices we deem satisfactory; and

●	our level of debt and the related interest expense and amortization of principal.

Recent Development

The Group completed its Initial Public Offering (IPO) on March 28, 2025, with total gross proceeds of $10,500,000, before deducting underwriting discounts and other offering expenses. Net proceeds amounted to $9,495,024. On April 7, 2025, Kingswood Capital Partners, LLC., as the representative of the underwriters of the initial public offering of Intercont (Cayman) Limited, exercised its over-allotment option in part to purchase an additional 175,000 ordinary shares par value US$0.0001 per share of the Company at the public offering price of $7.00 per share, before deducting underwriting discounts. The Group received $1,139,250 net proceeds from the over-allotment on April 8, 2025. The Company also issued warrants to Kingswood to purchase up to 83,750 ordinary shares. The warrants are exercisable at any time and from time to time from September 30, 2025 to March 31, 2029 at an exercise price of $8.40 per share.

In April 2025, in order to strengthen its working capital management, the Group temporarily deposited idle fund of approximately $10.2 million with authorized financial institution to purchase wealth management products or other financial products with a term of maturity not exceeding 12 months to generate additional returns and improve capital efficiency.

Operating Results

For the six months ended December 31, 2024 and 2023

The following table summarizes the results of our operations for the six months ended December 31, 2024 and 2023, respectively, and provides information regarding the dollar and percentage increase during such periods.

	For the six months ended December 31,			%
	2024	2023	Change	Change
REVENUE:
Total revenue	$13,386,367	$12,372,149	$1,014,218	8%
COST OF REVENUE:
Cost of revenues	9,564,100	9,012,587	551,513	6%
GROSS PROFIT	3,822,267	3,359,562	462,705	14%

OPERATING EXPENSES:
General and administrative expenses	1,261,906	543,167	718,739	132%
Research and development expenses	436,024	300,000	136,024	45%
Total operating expenses	1,697,930	843,167	854,763	101%
INCOME FROM OPERATIONS	2,124,337	2,516,395	(392,058)	(16)%

OTHER INCOME (EXPENSE):
Interest income	3,531	307,097	(303,566)	(99)%
Interest expense	(1,191,971)	(1,323,080)	131,109	(10)%
Other (expense) income, net	(39,965)	84,955	(124,920)	(147)%
Total other expense, net	(1,228,405)	(931,028)	(297,377)	32%
INCOME BEFORE INCOME TAXES	895,932	1,585,367	(689,435)	(43)%

PROVISION FOR INCOME TAXES	—	—	—	—%
NET INCOME	$895,932	$1,585,367	$(689,435)	(43)%

Revenues

For the six months ended December 31, 2024, our total revenue was approximately $13.4 million as compared to approximately $12.4 million for the six months ended December 31, 2023, total revenue increase by approximately $1.0 million, or 8%. The overall increase in total revenue was primarily attributable to driven by higher charter days compared to the prior period. In the six months ended December 31, 2023, revenue was impacted by dry-docking and major repairs, which resulted in off-hire days. The reduced operational downtime in 2024 contributed to improved utilization and revenue growth.

For the six months ended December 31, 2024, and 2023, the disaggregated revenues by revenue streams were as follows:

	For the six months ended December 31,			%
	2024	2023	Change	Change
Revenue:
Time charter revenue	$9,977,858	$9,446,414	$531,444	6%
Vessel management services revenue	3,408,509	2,925,735	482,774	17%
Total revenue	$13,386,367	$12,372,149	$1,014,218	8%

Time charter revenue increased by approximately $0.5 million or 6% from approximately $9.4 million in the six months ended December 31, 2023, to approximately $10.0 million in the six months ended December 31, 2024. The increase was primarily attributable to driven by higher charter days compared to the prior period.

Vessel management services revenue increased by approximately $0.5 million or 17% from approximately $2.9 million in the six months ended December 31, 2023, to approximately $3.4 million in the six months ended December 31, 2024. The increase was mainly due to an increase in vessel management services contracts for the six months ended December 31, 2024.

Cost of Revenues

Cost by revenue stream:

	For the six months ended December 31,			%
	2024	2023	Change	Change
Cost by revenue stream:
Cost of time charter revenue	$6,509,744	$6,403,617	$106,127	2%
Cost of vessel management services revenue	3,054,356	2,608,970	445,386	17%
Total cost	$9,564,100	$9,012,587	$551,513	6%

	For the six months ended December 31,			%
	2024	2023	Change	Change
Cost by type:
Vessel lease expense	$1,682,250	$1,236,380	$445,870	36%
Depreciation and amortization	1,853,051	1,797,034	56,017	3%
Crew salary	3,013,299	3,064,425	(51,126)	(2)%
Other	3,015,500	2,914,748	100,752	3%
Total cost	$9,564,100	$9,012,587	$551,513	6%

Our cost of revenues mainly consists of vessel lease expense, depreciation and amortization, crew salary and others. Total cost amounted to approximately $9.6 million for the six months ended December 31, 2024, representing an increase of approximately $0.6 million compared to approximately $9.0 million for the six months ended December 31, 2023. The increase in cost is primarily attributed to the increase in vessel lease expenses as below.

Vessel lease expense was approximately $1.7 million for the six months ended December 31, 2024, representing an increase of approximately $0.4 million compared to approximately $1.2 million for the six months ended December 31, 2023. Our vessel lease expense represents the operating lease expense for Top Advancer.

Depreciation and amortization were approximately $1.9 million for the six months ended December 31, 2024, representing an increase of approximately $0.1 million compared to approximately $1.8 million for the six months ended December 31, 2023. The increase was due to the depreciation expenses of newly installed desulfurizing towers on Top Diligence and Top Elegance.

Crew salary was approximately $3.0 million for the six months ended December 31, 2024, representing a decrease of approximately $0.1 million compared to approximately $3.1 million for the six months ended December 31, 2023.

Other cost was approximately $3.0 million for the six months ended December 31, 2024, representing an increase of approximately $0.1 million compared to approximately $2.9 million for the six months ended December 31, 2023. The increase was due to the dry-docking cost during the vessel management period.

Gross profit

	For the six months ended December 31,
	2024		2023
GROSS PROFIT	Gross Profit	Gross Margin	Gross Profit	Gross Margin
Gross profit for time charter	3,468,114	35%	3,042,797	32%
Gross profit for vessel management services	354,153	10%	316,765	11%
Total gross profit	$3,822,267	29%	$3,359,562	27%

Our gross profit amounted to approximately $3.8 million for the six months ended December 31, 2024, compared to a gross profit of approximately $3.4 million for the six months ended December 31, 2023. Gross margin as a percent of overall revenue for the six months ended December 31, 2024, and 2023 was 29% and 27%, respectively. The increase in gross profit margin was primarily due to higher gross profit margin for time charter in the six months ended December 31, 2024. Gross profit margin for time charter was 35% and 32%, respectively, for the six months ended December 31, 2024, and 2023. The increase in vessel lease expense and depreciation was partially offset by decrease in other cost such as insurance fee, meals expense and lubricants expense as a result of operation efficiency, thus brought down our cost of revenue and improved gross margin.

Operating Expenses

	For the six months ended December 31,			%
	2024	2023	Change	Change
OPERATING EXPENSES:
General and administrative	1,261,906	543,167	718,739	132%
Research and development expenses	436,024	300,000	136,024	45%
Total operating expenses	$1,697,930	$843,167	$854,763	101%

Our operating expenses consist of general and administrative expenses and research and development expenses. Operating expenses increased by approximately $0.9 million, or 101%, from approximately $0.8 million for the six months ended December 31, 2023, to approximately $1.7 million for the six months ended December 31, 2024 due to increase of approximately $0.1 million in research and development expenses and increase of approximately $0.7 million in general and administrative.

General and administrative expenses primarily consist of salary and compensation expenses relating to our accounting, human resources, and executive office personnel, and included office rental and depreciation and amortization expenses, office overhead, professional service fees and travel and transportation costs. General and administrative expenses increased by approximately $0.7 million due to (a) professional consulting and legal fees increased by approximately $0.4 million from $nil for the six months ended December 31, 2023, to approximately $0.4 million for the six months ended December 31, 2024, (b) other expenses including salary expenses, travel expense etc. increased approximately $0.3 million.

The Group incurred approximately $0.4 million research and development expenses for entrusting a third party to conduct research on pulp transport device, pulp residue processing and remote control of ship pulping operation for the six months ended December 31, 2024.

Other expenses, net

Other expense, net primarily consists of interest income, interest expense and other expense. Other expense, net was approximately $1.2 million in the six months ended December 31, 2024, representing an increase of approximately $0.3 million, or approximately 32%, as compared to approximately $0.9 million in the six months ended December 31, 2023 due to the following reasons: (1) interest income decreased by approximately $0.3 million in the six months ended December 31, 2024; (2) interest expense decreased by approximately $0.1 million to approximately $1.2 million in the six months ended December 31, 2024 from approximately $1.3 million in the six months ended December 31, 2023 due to decrease of loan balance and decrease of interest expense from financing lease, and (3) other expenses was approximately $0.04 million in the six months ended December 31, 2024, as compared to an other income of approximately $0.1 million in the six months ended December 31, 2023. The change of other expenses was mainly due to the fluctuations in the market price of the bunker.

Net Income

As a result of the foregoing, net income amounted to approximately $0.9 million for the six months ended December 31, 2024, compared to a net income of approximately $1.6 million for the six months ended December 31, 2023.

Taxation

Cayman Islands

Intercont is incorporated in Cayman Islands as an offshore holding Group and is not subject to tax on income or capital gain under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

British Virgin Islands Taxation

Under the current laws of the British Virgin Islands, the Group’s subsidiary incorporated in BVI is not subject to income tax.

Hong Kong

The operating entities of the Group are registered in Hong Kong, where charter hire, whether attributable to a time charterparty or a bareboat charterparty, derived by a Hong Kong resident or non-resident ship operator from the operation of ships (wherever registered) outside the waters of Hong Kong and the river trade waters, or commencing from Hong Kong and proceeding to sea, is not chargeable to profits tax according to local tax regulations. Therefore, the Group’s revenue is either not subject or exempt from income tax according to the tax regulations prevailing in the country in which the Group operates. Hong Kong does not impose withholding tax on dividends and interest currently.

Certain Mainland China Tax Laws and Regulations Consideration

The Enterprise Income Tax Law and the Implementing Rules impose a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises in Mainland China, except where tax incentives are granted to special industries and projects. Under the Enterprise Income Tax Law, an enterprise established outside PRC with “de facto management bodies” within Mainland China is considered a “resident enterprise” for Mainland China enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT and last amended on December 29, 2017 and the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions promulgated by the SAT on January 29, 2014 set out the standards used to classify certain Chinese invested enterprises controlled by Mainland China enterprises or Mainland China enterprise groups and established outside of China as “resident enterprises”, which also clarified that dividends and other income paid by such Mainland China “resident enterprises” will be considered Mainland China source income and subject to Mainland China withholding tax, currently at a rate of 10%, when paid to non-Mainland China enterprise shareholders. This notice also subjects such Mainland China “resident enterprises” to various reporting requirements with the Mainland China tax authorities. Under the Implementing Rules, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. On October 17, 2017, the SAT issued the Bulletin on Issues Concerning the Withholding of Non-PRC Resident Enterprise Income Tax at Source, or Bulletin 37, which replaced the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, issued by the SAT, on December 10, 2009, and partially replaced and supplemented by the rules under the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, issued by the SAT, on February 3, 2015. Under Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. In respect of an indirect offshore transfer of assets of a Mainland China establishment, the relevant gain is to be regarded as effectively connected with the Mainland China establishment and therefore included in its enterprise income tax filing, and would consequently be subject to enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a Mainland China establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments bears the withholding obligation. Pursuant to Bulletin 37, the withholding party shall declare and pay the withheld tax to the competent tax authority in the place where such withholding party is located within 7 days from the date of occurrence of the withholding obligation. Both Bulletin 37 and Bulletin 7 do not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

The National People’s Congress of the PRC enacted the Enterprise Income Tax Law, which became effective on January 1, 2008 and last amended on December 29, 2018. According to Enterprise Income Tax Law and the Regulation on the Implementation of the Enterprise Income Tax Law, or the Implementing Rules, which became effective on January 1, 2008 and further amended on April 23, 2019, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in Mainland China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign enterprise investor’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a preferential withholding arrangement. According to the Notice of the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income (“Double Tax Avoidance Arrangement”), the withholding tax rate in respect of the payment of dividends by a Mainland China enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the Mainland China enterprise and certain other conditions are met, including: (i) the Hong Kong enterprise must directly own the required percentage of equity interests and voting rights in the Mainland China resident enterprise; and (ii) the Hong Kong enterprise must have directly owned such required percentage in the Mainland China resident enterprise throughout the 12 months prior to receiving the dividends. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such Mainland China tax authorities may adjust the preferential tax treatment; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties issued by the SAT on February 3, 2018 and effective from April 1, 2018, if an applicant’s business activities do not constitute substantive business activities, it could result in the negative determination of the applicant’s status as a “beneficial owner”, and consequently, the applicant could be precluded from enjoying the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement.

We conduct our operations solely in Hong Kong through our Hong Kong Subsidiaries without any operation, subsidiary or VIE structure in Mainland China. None of our subsidiaries directly or indirectly hold any interests in any enterprises in Mainland China, and all of our revenues and profits are generated by our Hong Kong Subsidiaries in Hong Kong. We do not consider the said Enterprise Income Tax Law, or the Double Tax Avoidance Arrangement, or any Mainland Chinese taxation law and regulations, restrict our ability to conduct our business, accept foreign investment or impose limitations on our ability to list on any U.S. or foreign stock exchange.

Liquidity and Capital Resources

Substantially all of our operations are conducted in open sea and all of our revenue, expenses, and cash are denominated in USD.  As of December 31, 2024, cash of approximately $4.9 million were held by the Group, of which $4.7 million were held in Singapore.

The Company is a holding company with no material operations of its own. We conduct operations primarily through our subsidiaries in Hong Kong. As a result, the Group’s ability to pay dividends depends upon dividends paid by our subsidiaries. Our subsidiaries in Hong Kong are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with the Hong Kong accounting standards and regulations.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. As of December 31, 2024, we had cash of approximately $4.9 million. Our current assets were approximately $6.0 million, and our current liabilities were approximately $35.7 million, which resulted in a working capital deficit of approximately $29.8 million. The working capital deficit was mainly due to loans from related parties, which will not be required by the related parties to repay within one year after the filing date. Our net cash provided by operating activities amounted to approximately $3.2 million and $3.9 million for the six months ended December 31, 2024, and 2023, respectively. We have historically funded our working capital needs primarily from operations, bank loans and contributions by shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue contracts, the progress or performance on our customer contracts, and the timing of accounts receivable collections. Our management believes that current levels of cash and cash flows from operations will be sufficient to meet our anticipated cash needs for at least the 12 months following the date of this prospectus.

The following summarizes the key components of our cash flows for the six months ended December 31, 2024 and 2023.

	For the six months ended December 31,
	2024	2023
Net cash provided by operating activities	$3,182,157	$3,867,803
Net cash (used in) provided by investing activities	(546,901)	11,235,274
Net cash used in financing activities	(1,481,971)	(13,864,441)
Net increase in cash	$1,153,285	$1,238,636

Operating Activities

Net cash provided by operating activities was approximately $3.2 million for the six months ended December 31, 2024. Cash provided by operating activities for the six months ended December 31, 2024 mainly consisted of net income of approximately $0.9 million, noncash adjustments of approximately $3.6 million, a decrease of approximately $0.3 million in accounts receivable, offset by a decrease of approximate of $1.7 million in operating lease liabilities.

Net cash provided by operating activities was approximately $3.9 million for the six months ended December 31, 2023, Cash provided by operating activities for the six months ended December 31, 2023 mainly consisted of net income of approximately $1.6 million, noncash adjustments of approximately $3.4 million, a decrease of approximately $0.1 million in accounts receivable, an increase of approximately $0.1 million in advance from customers, an increase of approximately $0.2 million in accrued expenses and other liabilities, a decrease of approximately $0.2 million in due from related parties, offset by a decrease of approximately $1.5 million in operating leases payable and a decrease of approximately $0.3 million in due to related parties.

Investing Activities

Net cash used in investing activities for the six months ended December 31, 2024 was approximately $0.5 million, mainly consisting of purchase of long-lived assets for approximately $0.5 million.

Net cash provided by investing activities for the six months ended December 31, 2023 was approximately $11.2 million, mainly consisting of withdrawal of time deposit through a related party of approximately $12.5 million, offset by purchase of long-lived assets for approximately $0.1 million, payment for dry-docking cost for approximately $0.7 million and purchase of time deposit through a related party of approximately $0.5 million

Financing Activities

Net cash used in financing activities was approximately $1.5 million for the six months ended December 31, 2024, consisted of repayment of long-term loan from a third-party of approximately $0.8 million, financing lease-principal repayment of approximately $1.6 million, and deferred IPO cost of approximately $0.4 million, offset by proceeds from private placement of approximately $1.4 million.

Net cash used in financing activities was approximately $13.9 million for the six months ended December 31, 2023, consisted of repayment of long-term loan from a third-party of approximately $0.1 million, financing lease-principal repayment of approximately $1.6 million, dividends to shareholders of approximately $11.6 million, and deferred IPO cost of approximately $0.1 million, offset by capital injection from investor of approximately $0.5 million.

Contractual Obligations

The Group had an outstanding loan of $3,709,968 as of December 31, 2024. The Group has also entered into non-cancellable operating and financing lease agreements to charter-in vessels, which will expire in January 2026, September 2028 and January 2029, respectively.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2024:

	Payment Due by Fiscal Years Ending June 30,
	Total	2025	2026 and 2027	2028	2029 and beyond
Operating lease arrangements	$3,011,596	$1,419,847	$1,591,749	$—	$—
Financing lease arrangements	18,339,067	2,197,244	8,205,930	3,753,139	4,182,754
Loan	3,785,808	828,144	2,786,780	170,884	—
Total	$25,136,471	$4,445,235	$12,584,459	$3,924,023	$4,182,754

Off-Balance Sheet Arrangements

There were no off-balance sheet arrangements for six months ended December 31, 2024 and 2023 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Research and Development, Patents and Licenses, Etc.

See “Business — Intellectual Property” in F-1 filed on January 10, 2025.

Trend Information

Other than as described elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material adverse effect on our revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information not necessarily to be indicative of future operating results or financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Inflation Risk

Inflationary factors, such as increases in personnel and overhead costs, could impair the Company’s operating results. Although the Company does not believe that inflation has had a material impact on its financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on the Company’s ability to maintain current levels of operating expense as a percentage of sales revenue if the revenues do not increase.

Credit Risk

Assets that potentially subject the Group to a significant concentration of credit risk primarily consist of cash and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts at the balance sheet dates. As of December 31, 2024 and June 30, 2024, the aggregate amount of cash of $4,715,100 and $3,411,646, respectively, was held at major financial institutions in Singapore. The Group believes that no significant credit risk exists as all of the Group’s cash are held with financial institutions in Singapore of high credit quality. Deposits are insured by the Singapore Deposit Insurance Corporation, for up to 100,000 Singapore Dollar (approximately $73,000) in aggregate per depositor. As of December 31, 2024, the Company’s uninsured cash balance was approximately $4,761,823. The Group conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Group establishes an accounting policy to provide for allowance for credit loss based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest expenses on our long-term loan. Our long-term loan bears interest at variable rate. Our future interest expenses may exceed expectations due to changes in market interest rates. Increased interest rates may have a material impact on our results of operations and financial condition. Historically, we incurred total interest expense of $1.2 million and $1.3 million for the six months ended December 31, 2024 and 2023, respectively. Decreased interest rates will have a direct impact on us by decreasing our interest expenses and in turn increasing our cash. As of December 31, 2024, we had approximately total $3.7 million of long-term loan. In addition, as increased interest rates would make it more costly for us to fund our operations by borrowing, we would need to take additional measures to maintain a healthy cash flow, such as by tightening our control over accounts payable and accounts receivable. We may do so by, for example, further negotiating credit terms with customers and suppliers. As a result, our accounts receivable may decrease and our accounts payable may increase to offset the impact of higher borrowing costs.

Internal Control Over Financial Reporting

As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of our company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our consolidated financial statements included in this Prospectus/Offer to Exchange, we and our independent registered public accounting firm identified one material weaknesses in our internal control over financial reporting as of December 31, 2024. The material weaknesses identified relate to our lack of sufficient competent financial reporting and accounting personnel with appropriate understanding of U.S. GAAP and financial reporting requirements set forth by the SEC to design and implement key controls over financial reporting process to address complex U.S. GAAP accounting issues and related disclosures, in accordance with U.S. GAAP and SEC financial reporting requirements.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal controls under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal controls over financial reporting. Had we performed a formal assessment of our internal controls over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses or internal control deficiencies may have been identified.

To remediate our identified material weakness, we plan to adopt measures to improve our internal controls over financial reporting, including, among others: (i) hiring additional qualified accounting and financial personnel with appropriate knowledge and experience in U.S. GAAP and SEC reporting requirements and (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements. However, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remediated. Our failure to correct these deficiencies or failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Critical Accounting Estimates

In preparing our unaudited condensed combined and consolidated financial statements we have made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are deemed critical if they involve a significant level of estimation uncertainty and have had or are reasonably likely to have a material impact on our financial condition or results of operations. Below is a summary of the critical accounting estimates used in the preparation of our unaudited condensed combined and consolidated financial statements. A summary of our significant accounting policies which are important to the portrayal of our financial condition and results of operations is set forth in Note 2 to our unaudited condensed and consolidated financial statements included in this filing.

Impairment of long-lived assets

Vessels, net, right-of-use asset-operating lease, net and other long-lived assets held and used are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. If this review determines that the amount recorded will not be recovered, the amount recorded for the asset group is reduced to its estimated fair value. These asset impairment analyses are highly subjective because they require management to make assumptions and apply considerable judgments to, among other things, estimates of the timing and amount of future cash flows, expected useful lives of the assets, potential impact of future events, including changes in economic conditions and operating performance, and future costs of maintenance and improvements of the assets. If management uses different assumptions or if different conditions occur in future periods, the Company’s financial condition or its future operating results could be materially impacted. As of December 31, 2024 and June 30, 2024, the Group concluded that events and circumstances did not trigger the existence of potential impairment of its vessels and other long-lived assets and that step one of the impairment analyses was not required.

Recent Accounting Pronouncements

A list of recent relevant accounting pronouncements is included in Note 2 “Summary of Principal Accounting Policies” of our Combined Financial Statements.